FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Other Communication dated January 23, 2006, regarding Santander’s acquisition of the assets and business operations in Puerto Rico of Island Finance from Wells Fargo.

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Item 1

     OTHER COMMUNICATIONS

     Grupo Santander announces that its affiliate in Puerto Rico Santander BanCorp and Wells Fargo & Company reached today a definitive agreement by which Santander will acquire the assets and business operations in Puerto Rico of Island Finance from Wells Fargo. As of Dec. 31, 2005, Island Finance had approximately $627 million in loan receivables in Puerto Rico.

     The transaction consists in the acquisition by Santander of the business – but not of the debt and the rest of liabilities – of Island Finance, paying for it a premium of USD 137 million, which amount corresponds to the goodwill created by the transaction.

     The closing of the sale, expected to occur during the first quarter of 2006, is subject to customary closing conditions including required regulatory approvals and the absence of material adverse changes in the business or assets of Island Finance-Puerto Rico prior to closing.

     Island Finance provides consumer loans and real estate-secured loans with property in Puerto Rico to approximately 205,000 customers through its 70 stores in Puerto Rico, as well as sales finance contracts through retail merchants. Island Finance is part of Wells Fargo Financial, the consumer finance subsidiary of Wells Fargo & Company.

     This transaction will combine the strength of the No. 2 market share depository institution (excluding brokered deposits) with the No. 2 market share consumer finance lender in Puerto Rico. Santander BanCorp expects the transaction to be immediately accretive to earnings per share without considering revenue synergies. The transaction will be solely financed with local resources in Puerto Rico.

Boadilla del Monte (Madrid), January 23, 2006

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: January 24, 2006	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President